File Reference:    4559\060

February 6, 2007

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 3561

Attention:        Mr. John L. Krug, Division of Corporate Finance

Dear Mr. Krug:

Re:
CDoor Corp. (the “Company”)
File No. 0-51815

AMENDMENT TO THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A IN ACCORDANCE WITH
SEC COMMENT LETTER DATED FEBRUARY 5, 2007

We are counsel for the above-referenced Company and advise that the Company has now amended its preliminary proxy statement on Schedule 14A (the “Proxy Statement”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated February 5, 2007 (the “SEC Letter”).

Securities and Exchange Commission
February 6, 2007

On behalf of the Company we have enclosed for your review the amended pages to the Preliminary Schedule 14A for the Company. We believe that the revisions made to Proposal No. 2 satisfy your comment #1 in the SEC Letter. In addition, we believe that the revisions made to Proposal No. 3 answer your comments #2 to 4 in the SEC Letter. Furthermore, we advise that the Company has decided to remove Proposal No 5 from the Preliminary Schedule 14A altogether, which eliminates the need to respond to your comments # 5 to 7.

If these revisions to the Preliminary Schedule 14A are satisfactory to you then we will incorporate these revisions into the Definitive Schedule 14A filing.

On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and cooperation in this matter.

Yours very truly, DEVLIN JENSEN Per: /s/ Mike Shannon MICHAEL T. SHANNON

door, causing the door to bounce off the rod without closing, avoiding injury to the hand of the person.

On December 14, 2004, the Corporation acquired the rights to United States Patent No. 5,074,073 from Asher Zwebner, the patent owner. Mr. Zwebner was a Director, officer and stockholder of the Corporation. The Patent was granted to Asher Zwebner by the United States Patent and Trademark Office on December 24, 1991, and is scheduled to expire on December 24, 2008. As consideration for such assignment, the Corporation has agreed to pay Mr. Zwebner 10% of all royalties we receive from the sale and marketing of the Corporation’s product.

On October 16, 2006, Mr. Ka Yu, Mr. Lavi Krasney and Mr. Asher Zwebner entered into stock purchase agreements (the "Stock Purchase Agreement") whereby Mr. Yu will acquire in aggregate 2,000,000 shares of Common Stock of the Corporation from Mr. Krasney and Mr. Zwebner at $0.225 per share for a total of purchase price of $450,000.

The Stock Purchase Agreements were closed on November 2, 2006. Mr. Ka Yu directly owns 2,000,000 shares of Common Stock of the Corporation which constitutes approximately 41.9% of the issued and outstanding capital stock of the Corporation as of January 23, 2007. In addition, Mr. Yu was appointed as a director as well as the President, CEO, CFO, Secretary and Treasurer of the Corporation on October 31, 2006.

In accordance with the Stock Purchase Agreements and related Escrow Agreements, Mr. Lavi Krasney and Mr. Asher Zwebner resigned as officers and directors of the Corporation at or prior to closing.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVING THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECTUATE A NAME CHANGE OF THE CORPORATION TO “SINOBIOMED INC.”

PROPOSAL NO. 2 - TO APPROVE AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECTUATE AN INCREASE IN AUTHORIZED SHARES OF COMMON STOCK OF THE CORPORATION FROM 50,000,000 SHARES TO 250,000,000 SHARES

Assuming the presence of a quorum, the proposal to approve an amendment to the Certificate of Incorporation to change the Corporation’s authorized shares of common stock from 50,000,000 to 250,000,000 requires the affirmative vote, in person or by proxy, of a majority of the outstanding shares of the Corporation’s Common Stock entitled to vote at the Annual Meeting of Shareholders. Proxies will be voted for or against approval in accordance with the specifications marked thereon and, if no specification is made, will be voted FOR approval of the amendment to the Corporation’s Certificate of Incorporation to change the Corporation’s authorized shares of common stock.

By approving this proposal, the shareholders will authorize the Board of Directors to amend the Corporation’s Certificate of Incorporation accordingly, attached as Exhibit “A”. The amendment embodies the fourth paragraph changing the text to:

“FOURTH:	The amount of the total stock of this corporation is authorized to issue is two hundred and fifty million (250,000,000) shares with a par value of $0.0001 per share.”

The Corporation currently has authorized Common Stock of 50,000,000 shares. As of January 23, 2007, there were a total of 4,775,000 shares of Common Stock issued and outstanding.

The Board of Directors believes it is in the best interests of the Corporation and its shareholders for the Corporation to have a reasonable reserve of authorized but unissued shares of common stock in order to allow for future stock issuances. The Corporation anticipates that it may offer certain of its equity securities in private placement transactions, for future financing purposes. Also, the Corporation anticipates that it may issue certain of its equity securities pursuant to its 2006 Stock Option and Incentive Plan. Other than intended equity financings in the very near future and stock option grants under the Corporation’s 2006 Stock Option and Incentive Plan, which is attached hereto as Exhibit “B”, the Corporation does not have any plan, commitment, arrangement, undertaking or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares. The approval of this proposal to increase the authorized common stock is not be required in order to complete the Corporation’s intended equity financing and issue of equity securities pursuant to its 2006 Stock Option and Incentive Plan. The Board of Directors proposes to create a reserve of approximately 60 million shares through the increase in the Corporation’s authorized Common Stock to 250 million shares, if the forward stock split is approved as described below.

The additional shares of Common Stock described above will enhance our flexibility in connection with actions, such as stock splits, stock dividends, acquisitions of property and securities of other companies, financings, and other corporate purposes.

The Board of Directors is not proposing the increase in the authorized shares of Common Stock with the intention of using the shares for anti-takeover purposes. It is possible, however, that the additional shares could be used in the future to discourage an attempt to acquire or take control of the Corporation.

No shareholder of the Corporation has any preemptive right to acquire any of the additional authorized shares, so the issuance of the additional authorized shares may correspondingly dilute the percentage interests of current shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVING THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECTUATE AN INCREASE IN AUTHORIZED SHARES OF COMMON STOCK OF THE CORPORATION FROM 50,000,000 SHARES TO 250,000,000 SHARES

PROPOSAL NO. 3 - TO APPROVE A FORWARD STOCK SPLIT OF FORTY-FOR-ONE OF THE CORPORATION’S ISSUED AND OUSTANDING SHARES OF COMMON STOCK DEPENDING UPON A DETERMINATION BY THE BOARD OF DIRECTORS THAT A FORWARD SOCK SPLIT IS IN THE BEST INTERESTS OF THE CORPORATION AND ITS SHAREHOLDERS

FORWARD STOCK SPLIT

The Board of Directors of the Corporation has recommended a forward stock split of forty-for-one (the “Forward Stock Split”) of the Corporation’s issued and outstanding shares of common stock. The Forward Stock Split may be effectuated by the Board depending on market conditions. The intent of the Forward Stock Split is to increase the marketability and liquidity of the common stock. When the market for the Corporation’s common stock develops, the Board of Directors believes that the small number of issued and outstanding shares and the potential value of Shanghai Wanxing Bio-pharmaceuticals Co., Ltd. may result in a market price for the Corporation’s common stock which will be so great that the Corporation may have to offer its common stock in future financing transactions at prices which will not be in the best interests of the Corporation or its shareholders; and therefore, the Board of Directors believes that increasing the issued and outstanding shares will help to lower any future market price which is expected to increase public interest and assist the Corporation in raising funds through equity financing. The Corporation’s stock does not currently have a market and there are approximately 58 shareholders in the Corporation.

If the Forward Stock Split is approved by the shareholders, it will be effected only upon a determination by the Board of Directors that the Forward Stock Split is in the best interests of the Corporation and the shareholders. In the Board’s judgment, the Forward Stock Split would result in the greatest marketability and liquidity of common stock, based upon prevailing market conditions, the likely effect of the market price of the common stock and other relevant factors.

If approved by the shareholder, the Forward Stock Split will become effective on any date (the “Effective Date”) selected by the Board of Directors on or prior to February 28, 2007, upon filing the appropriate documentation with all applicable regulatory authorities. If no Forward Stock Split is effected by such date, the Board of Directors will take action to abandon the Forward Stock Split without further shareholder action.

Purposes And Effects Of The Forward Stock Split

Consummation of the Forward Stock Split will alter the number of issued and outstanding shares of Common Stock, which will be increased to 191,000,000 shares.

The Common Stock is listed for trading on the OTC Bulletin Board under the symbol CDCX. On the Record Date, the reported closing price for the common stock on the OTCBB was $0.00 per share. Management intends to effect a Forward Stock Split at a level of forty-for-one which it believes is sufficient to attain its goal of increasing the marketability and liquidity of the Corporation’s common stock as discussed above.

Additionally, the Board feels that having a greater number of shares of the common stock available will increase the public’s interest in the Corporation’s business because the Forward Stock Split is expected to result in a lower market price when a market develops, which is expected to attract more public interest if the stock price is lower and is also expected to attract more potential investors when the Corporation determines to raise funds through equity financing. The Board also anticipates that the availability of more shares of common stock will help stabilize the market price of the Corporation’s shares by creating a larger trading volume for its stock and result in broader distribution as the Board believes that a greater amount of the public would be interested in the Corporation’s stock if it is trading at a lower market price when the market develops. The Board does not anticipate a decline in the current stock price as a result of the Forward Stock Split because there currently is no market, however, when the market develops, the Board believes that as a result of the Forward Stock Split the stock price will trade at a level that would be lower had the Forward Stock Split not taken place.

The Corporation’s stock is now, and may continue to be in the future, subject to the penny stock rules under the Securities Exchange Act of 1934. These rules regulate broker/dealer practices for transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker/dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These additional penny stock disclosure requirements are burdensome and may reduce the trading activity in the market for the Corporation’s stock. As long as the Corporation’s stock is subject to the penny stock rules, holders of the Corporation’s stock may find it more difficult to sell their securities.

The Forward Stock Split would have the following effects upon the number of shares of common stock issued and outstanding (4,775,000 shares as of the Record Date) and no effect upon the number of authorized and unissued shares of common stock (assuming that no additional shares of common stock are issued by the Corporation after the Record Date and that the Forward Stock Split is effected), other than: (i) the Forward Stock Split will be contingent upon approval of Proposal No. 2 (the increase in the authorized capital), which is required in order to proceed with the Forward Stock Split; and (ii) the percentage of the authorized capital that is unissued shares of common stock will decrease from 93.9% to 23.6%. The common stock will continue to be $0.0001 par value common stock following any Forward Stock Split, and the number of shares of common stock outstanding will be increased. The following example is intended for illustrative purposes.